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July 12, 2000

Mr. Richard R. Kracum
Chairman
Worldwide Sports & Recreation, Inc.
9200 Cody
Overland Park, Kansas  66214

Dear Richard:

         This letter supercedes our June 23, 2000 letter to you regarding the same subject matter.

         In connection with the proposed purchase of Serengeti Eyewear, Inc. ("SERENGETI") by Worldwide Sports & Recreation, Inc. (the "COMPANY"), Metropolitan Life Insurance Company ("METLIFE") is pleased to advise you of its commitment to purchase $6.65 million principal amount of the 12% Senior Subordinated Notes due August 5, 2007 to be issued by the Company with detachable warrants representing not less than .925%, on a fully diluted basis, of the common stock of the Company outstanding upon the closing of the purchase of not less than ninety percent (90%) of the issued and outstanding capital stock of Serengeti (the "ACQUISITION"), on principal terms and conditions substantially identical to the terms of MetLife's existing investment in the Notes of the Company; provided, however, that (a) the Company shall be permitted to incur and subsequently refinance $12,200,000 of junior subordinated indebtedness pursuant to the terms attached hereto as EXHIBIT A and (b) the Company may incur Indebtedness of no greater than $7,500,000 (U.S. dollar equivalent), denominated in a foreign currency and secured by a first lien position on assets of the Company located outside of the United States, so long as the aggregate amount of such Indebtedness reduces, dollar for dollar, revolving credit availability under the Company's existing Senior Credit Agreement.

         This commitment is subject to: (i) a wholly-owned subsidiary of the Company successfully closing the Acquisition (contemporaneously with the purchase of the Notes) for a price no greater than $4.00 per common share, which Acquisition, we understand, will include the concurrent (and in no event prior) redemption of Serengeti's existing preferred stock for an aggregate purchase price no greater than $22,750,000 (inclusive of a partial reimbursement of legal fees); (ii) preparation, execution and delivery of documents and legal opinions that are reasonably satisfactory in form and substance to MetLife and its counsel, such documents and opinions to be substantially similar to those used in connection with MetLife's existing investment in the Company; (iii) the completion of, and our satisfaction with, legal and environmental due diligence;
(iv) the closing of all other financing and equity commitments which have been entered into as part of the Acquisition by the Company either prior to or simultaneously with the purchase by MetLife of the Notes; and (v) the absence of any material



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adverse change, from the date of this commitment to the closing of the
Acquisition, in the business operations, financial condition or prospects of either the Company and/or Serengeti.

         You have advised us that you will be financing the transaction with (a) net incremental Senior Debt that will not exceed $15 million at the closing of the Acquisition; (b) Senior Subordinated Notes that will not exceed $13.3 million (c) PIK Junior Subordinated Notes that will not exceed $12.2 million, and Preferred Stock and Common Equity that will not be less than $14.6 million. This commitment is subject to financing that is consistent with this capital structure.

         The Company agrees to pay all reasonable attorney's fees of MetLife's counsel, whether or not the financing contemplated hereby is completed.

         This letter will expire at 5:00 p.m., New York time on July 14, 2000 unless you execute a counterpart of this letter in the space provided below and return it to us prior to that time, which will evidence your agreement with the foregoing and your allocation to MetLife of its commitment. If an executed counterpart is so received, this letter will thereafter expire on the earliest to occur of (a) the closing by MetLife and the Company of the transaction and
(b) August 31, 2000.

         This letter shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to contracts made and to be performed in the State of New York.

         We are pleased to have the opportunity to work with you in connection with this financing.

                                         Very truly yours,

                                         METROPOLITAN LIFE INSURANCE COMPANY

                                       By: _________________________________
                                           Title:


Accepted and Agreed to
As of July ___, 2000

WORLDWIDE SPORTS & RECREATION, INC.

By_________________________________
  Title


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